Exhibit 7.1

Explanation of ratio calculations

Other financial data	2012	2011	2010	2009	2008
Loss per ordinary and B share from continuing operations - pence (1)	(53.7)	(21.3)	(2.9)	(57.2)	(1,429.8)
Diluted loss per ordinary and B share from continuing operations - pence (1,2)	(53.7)	(21.3)	(2.9)	(57.2)	(1,429.8)
Dividends per ordinary share - pence (1)	—	—	—	—	19.3
Share price per ordinary share at year end - £	3.25	2.02	3.91	2.92	4.94
Market capitalisation at year end - £bn	36.3	22.3	42.8	31.4	19.5
Net asset value per ordinary and B share - £	5.67	6.36	6.43	6.51	11.54
Return on average total assets (3)	(0.42%)	(0.13%)	(0.07%)	(0.18%)	(1.19%)
Return on average ordinary and B shareholders' equity (4)	(8.9%)	(2.9%)	(0.7%)	(7.2%)	(50.1%)
Average owners' equity as a percentage of average total assets	5.1%	4.9%	4.6%	2.8%	2.9%
Return on average owners equity (5)	(7.8%)	(2.7%)	(1.3%)	(4.8%)	(40.6%)
Risk asset ratio - Tier 1	12.4%	13.0%	12.9%	14.1%	10.0%
Risk asset ratio - Total	14.5%	13.8%	14.0%	16.1%	14.1%
Ratio of earnings to combined fixed charges and preference share dividends (6,7)
- including interest on deposits	0.29	0.87	0.97	0.73	0.02
- excluding interest on deposits	(2.94)	(0.17)	0.67	(0.44)	(8.06)
Ratio of earnings to fixed charges only (6,7)
- including interest on deposits	0.30	0.87	0.98	0.78	0.02
- excluding interest on deposits	(3.71)	(0.17)	0.78	(0.66)	(10.06)

Notes:
(1)
The number of ordinary shares in issue in prior years has been restated for the effect of the ordinary share sub-division and consolidated in June 2012. The number of ordinary shares in issue in 2008 were adjusted retrospectively for the bonus element of the rights issue completed in June 2008 and the capitalisation issue in September 2008.

(2)	None of the convertible securities had a dilutive effect in 2012, 2011, 2010, 2009 or 2008.
(3)	Return on average total assets represents (loss)/profit attributable to ordinary and B shareholders as a percentage of average total assets.
(4)	Return on average ordinary and B shareholders' equity represents (loss)/profit attributable to ordinary and B shareholders expressed as a percentage of average ordinary and B shareholders' equity.
(5)	Return on average owners equity represents (loss)/profit attributable to equity owners expressed as a percentage of average owners' equity.
(6)
For this purpose, earnings consist of income before tax and non-controlling interests, plus fixed charges less the unremitted income of associated undertakings (share of profits less dividends received). Fixed charges consist of total interest expense, including or excluding interest on deposits and debt securities in issue, as appropriate, and the proportion of rental expense deemed representative of the interest factor (one third of total rental expenses).

(7)
The earnings for the year ended 31 December 2012 and for the years ended 31 December 2011, 2010, 2009 and 2008, were inadequate to cover total fixed charges and preference share dividends. The coverage deficiency for total fixed charges and preference share dividends for the year ended 31 December 2012 was £5,453 million and for the years ended 31 December 2011, 2010, 2009 and 2008 were £1,190 million, £278 million, £3,951 million and £27,051 million, respectively. The coverage deficiency for fixed charges only for the year ended 31 December 2012 was £5,165 million and for the years ended 31 December 2011, 2010, 2009 and 2008 were £1,190 million, £154 million, £3,016 million and £26,455 million, respectively.